[DECHERT LLP LETTERHEAD]

October 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voya Asia Pacific High Dividend Equity Income Fund (File No. 811-22004), Voya Emerging Markets High Dividend Equity Fund (File No. 811-22438), Voya Global Advantage and Premium Opportunity Fund (File No. 811-21786), Voya Global Equity Dividend and Premium Opportunity Fund (File No. 811-21553), and Voya International High Dividend Equity Income Fund (File No. 811-22051)

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, enclosed for filing via the EDGAR system is a preliminary proxy statement and forms of proxy cards for a Special Meeting of Shareholders (“Meeting”) of Voya Asia Pacific High Dividend Equity Income Fund, Voya Emerging Markets High Dividend Equity Fund, Voya Global Advantage and Premium Opportunity Fund, Voya Global Equity Dividend and Premium Opportunity Fund, and Voya International High Dividend Equity Income Fund (each a “Fund” and, collectively, the “Funds”).

At the Meeting, shareholders of each Fund except Voya International High Dividend Equity Income Fund will be asked to vote on a new sub-advisory agreement between Voya Investments, LLC (“Voya Investments”), the Fund’s investment adviser, and ING Investment Management Advisors B.V. (“IIMA”), the current and proposed sub-adviser to the Funds, as well as under certain circumstances any future sub-advisory agreements prompted by certain change of control events with respect to the parent company of IIMA. In addition, shareholders of Voya International High Dividend Equity Income Fund will be asked to vote on a new sub-sub-advisory agreement between Voya Investment Management Co., the Fund’s investment sub-adviser, and IIMA, the current and proposed sub-sub-adviser to the Fund, as well as under certain circumstances any future sub-sub-advisory agreements prompted by certain change of control events with respect to the parent company of IIMA.

Should you have any questions, please contact the undersigned at 202-261-3164 or Kristen Freeman at 480-477-2650.

Very truly yours,

/s/ Corey Rose
Corey Rose
Dechert LLP